SUB ITEM 77E-LEGAL PROCEEDINGS



     On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action in the United States District Court of the Western District of Pennsylvania against Mellon Financial Corporation, Mellon Bank, N.A., The Dreyfus Corporation, Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus Funds and the Dreyfus Founders Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, and common law claims. A purported investor in the Dreyfus S&P 500 Stock Index Fund filed a substantially similar class action in the United States District Court of the Western District of Pennsylvania on February 25, 2004 against the same parties. The complaints allege that the Investment Advisers improperly used assets of the Dreyfus Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and the common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the funds believe the allegations to be totally without merit and will defend the actions vigorously.